Filed Pursuant to Rule 424(b)(3)
                                             Registration File No.:  333-76287


                               PACKAGED ICE, INC.
                            SUPPLEMENT TO PROSPECTUS
                              DATED APRIL 27, 1999


      This Prospectus Supplement should be read in conjunction with the Prospectus dated April 27, 1999 (the "Prospectus"), which relates to the issuance from time to time of 5,000,000 shares of Packaged Ice's common stock.

      An aggregate of 41,468 shares of common stock covered by this Prospectus were issued recently in the name of F.M. McNeill Family Limited Partnership, a Texas limited partnership, in connection with the acquisition by Reddy Ice Corporation, a wholly owned subsidiary of Packaged Ice, Inc., of substantially all of the assets of F.M. McNeill Family Limited Partnership d/b/a Crystal Ice Company of Packaged Ice. The dollar amount of the revenues and assets of Crystal Ice are not significant to the financial condition or results of operations of Packaged Ice. The 41,468 shares issued to F.M. McNeill Family Limited Partnership represent less than 1% of Packaged Ice's issued and outstanding stock. The shares of common stock issued to F.M. McNeill Family Limited Partnership may be offered from time to time as described under "Selling Shareholders."

      This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

          The date of this Prospectus Supplement is August 30, 1999.